UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):[   ]  Form  10-K  [   ]  Form  20-F  [   ]  Form  11-K
             [ X ]  Form  10-Q  [   ]  Form  N-SAR

For  Period  Ended:  June  30,  2001
__________________________________________________

[   ]  Transition  Report  on  Form  10-K
[   ]  Transition  Report  on  Form  20-F
[   ]  Transition  Report  on  Form  11-K
[   ]  Transition  Report  on  Form  10-Q
[   ]  Transition  Report  on  Form  N-SAR

For  the  Transitional  Period  Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART  I  -  REGISTRANT  INFORMATION

   Trans-Global  Holdings,  Inc.
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Full  Name  of  Registrant

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Former  Name  if  Applicable

   1719  S.  Mannheim  Road
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Address  of  Principal  Executive  Office  (Street  and  Number)

   Des  Plaines,  Illinois  60018-2143
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City,  State  and  Zip  Code


PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a)The  reasons  described in reasonable detail in Part III of this
     | form could not be eliminated without unreasonable effort or expense; | (b)The subject annual report, semi-annual report, transition report
     | on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
     |     filed  on  or  before  the  fifteenth  calendar  day  following  the
[X]  |     prescribed due date; or the subject quarterly report of transition
     |     report  on  Form  10-Q, or portion thereof will be filed on or before
     |     the  fifth  calendar  day  following  the  prescribed  due  date; and
     |  (c)The  accountant's  statement  or  other exhibit required by Rule
     |     12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Trans-Global Holdings, Inc. ("The Company") is still in the process of collecting data relating to the quarter-end unaudited financial statements in order to prepare Form 10-QSB. The Company has been unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its quarterly report on Form 10-QSB for the period ended June 30, 2001.

The Company does not expect significant changes in its results from operations and earnings from the corresponding period ended June 30, 2000.

                                               (Attach  Extra  Sheets if Needed)


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            John  La  Monica            (847)                   827-5950
            ----------------         --------                   --------
               (Name)                 (Area  Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     [X]  Yes  [  ]  No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               Trans-Global  Holdings,  Inc.
          -----------------------------------------------------------
                 (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August  12,  2001               By  /s/  John  LaMonica
    ------------------------------     --------------------------------------
                                       John  LaMonica
                                       Chief  Executive  Officer









INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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|     INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF  FACT                     |
|     CONSTITUTE  FEDERAL  CRIMINAL  VIOLATIONS  (SEE  18  U.S.C.  1001).     |
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S) 232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S) 232.13(b) of this chapter).